UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, November 16, 2006

Press release

Veolia Transport acquires SuperShuttle,
One of the world leaders in Transportation-on-Demand services for US airports

Veolia Transportation, the Veolia Transport subsidiary in North America, expands its Transportation-on-Demand services with the acquisition of SuperShuttle.

SuperShuttle is among the world leaders in Transportation-on-Demand (ToD) services for airports. Its fleet of 1,200 vehicles serves 23 airports in 17 US cities. The company has 800 employees (excluding the drivers, who work under franchises) and carries 6 million passengers per year. 2005 revenue totaled $69.4 million (approximately €55.2 million).

Through the acquisition of SuperShuttle, Veolia Transport is developing its offer in Transportation-on-Demand with a service that is a type of public transit specifically for airports. Less expensive than a taxi and far more flexible than standard public transit, SuperShuttle provides door-to-door transportation of several people in the same vehicle. Journey routes and times are planned and optimized by high-performance software programs. One of the innovative features of the service is the reservation and dispatch system, which is centralized in Phoenix (Arizona) and Tampa (Florida) for all 23 airports, including Los Angeles (California). Pooled services include IT, the reservations center, dispatch system, management and accounting, real-time passenger information, GPS vehicle tracking, and so on.

Another feature is SuperShuttle’s franchise system. Its drivers work under 10-year franchises under which they are independent managers and operators of their own vehicle. As they have responsibility for both their minibus and their operating costs (fuel, insurance, airport taxes and maintenance), the drivers ensure that their local market runs smoothly. By focusing on independence, the franchise system has considerably reduced the number of accidents, wear-and-tear on the vehicles and driver turnover, and has increased fare revenue and drivers’ incomes.

“The acquisition of SuperShuttle gives Veolia Transport in the United States access to a new type of transportation-on-demand service that could fill the missing link between heavy transportation systems and individual cars. We hope to develop this service in other countries where we operate,” said Stéphane Richard, Chief Executive Officer of Veolia Transport.

Veolia Environnement’s Transportation division is present in 25 countries and employs 72,302 people. In 2005, Veolia Transport had revenue of 4.5 billion euros. Veolia Transport operates 30,800 road and rail vehicles and transports more than 2 billion passengers a year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300, 000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger and freight transportation. Veolia Environnement recorded revenue of 25.2 billion euros in 2005. www.veolia.com

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veolia-finance.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel